November 10, 2009

Via EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Beverages, Apparel and Health
  Care Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	Cintas Corporation
Form 10-K for fiscal year ended May 31, 2009 Filed July 30, 2009
File No. 000-11399

Dear Ms. Jenkins:

On behalf of Cintas Corporation, we are confirming to the Staff, per my telephone conversation of November 10, 2009 with Mr. Bill Kearns, that Cintas will respond to Staff’s comments contained in the letter dated November 5, 2009 to the above-referenced filing by Friday, December 4, 2009.  If you have any questions, please feel free to contact me.

Sincerely yours, KEATING MUETHING & KLEKAMP PLL

By:	/s/ Mark A. Weiss
Mark A. Weiss

cc:           Mr. William C. Gale
Mr. Michael L. Thompson
Thomas E. Frooman, Esq.

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